EXHIBIT 99.1

Evaxion completes dosing in phase 2 trial with personalized cancer vaccine EVX-01

  Trial remains on track for completion and data readout in the second half of 2025

COPENHAGEN, Denmark, January 15, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has now completed the dosing of all 16 patients in its phase 2 trial with the company’s lead asset EVX-01. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine being developed as a treatment of advanced melanoma (skin cancer).

Dosing has been completed according to trial protocol and timelines, meaning the trial remains on track for completion and data readout in the second half of 2025. Coincidently, the first patient has now completed the trial and has had last visit according to the protocol. Patients will continue to be monitored and data collected.

“We are happy to report completion of the dosing in this important trial, demonstrating our strong capabilities in trial execution. Now we focus on carrying the trial through to completion and we are eagerly anticipating the full clinical data readout later this year. Based on the impressive data generated so far, we see that EVX-01 could potentially become a new and effective treatment option for advanced melanoma. With more than 300,000 new melanoma cases each year and significant medical needs, this offers great commercial potential for Evaxion”, says Christian Kanstrup, CEO of Evaxion.

EVX-01 is designed with Evaxion’s AI-Immunology™ platform and tailored to target the unique tumor profile and immune characteristics of each individual patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology.

Convincing one-year phase 2 data
Convincing interim one-year data from the trial was presented at the European Society for Medical Oncology (ESMO) Congress in September 2024. Data demonstrated a 69% Overall Response Rate, reduction in tumor target lesions in 15 out of 16 patients, and a positive correlation between the AI-Immunology™ platform predictions and immune responses induced by the individual neoantigens in the EVX-01 vaccine (p=0.00013). Further, 79% of EVX-01’s vaccine targets triggered a targeted immune response, which compares very favorably to what is seen with other approaches.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is a personalized therapy designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In the completed Phase 1/2a clinical trial (NCT03715985), assessing EVX-01 in combination with a PD-1 inhibitor, eight of twelve metastatic melanoma patients (67%) had objective clinical responses with two complete and six partial responses.

In addition, vaccine-induced T cells were detected in all patients and a significant correlation between clinical response and the AI-Immunology™ predictions was observed, underlining the predictive power of the platform.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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